 Exhibit 21

LIST OF SUBSIDIARIES

OF

THE EASTERN COMPANY

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Big 3 Precision Products, Inc.	Delaware
Big 3 Precision Mold Services, Inc.	Delaware
Dongguan Reeworld Security Products Ltd.	China
Eastern Engineered Systems, Inc.	Delaware
Eastern Industrial Ltd	China
Hallink Moulds, Inc.	Ontario, Canada
Velvac Holdings, Inc.	Delaware
Velvac, Incorporated	Delaware
Velvac International, Inc.	Delaware
Velvac de Reynosa, S. De R.L. De C.V.	Mexico
Illinois Lock (Taiwan) Co., Ltd.	Taiwan
World Security Industries Company Limited	Hong Kong